SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILES PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 7)*

CENTRAL EUROPEAN DISTRIBUTION CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

153435102

(CUSIP Number)

Mark Kaufman

16, boulevard de la Princesse Charlotte

98000 Monaco

+ 7 495 786 7601

With copies to:

Ben Burman	Adam O. Emmerich
Darrois Villey Maillot Brochier AARPI	Wachtell, Lipton, Rosen & Katz
69, avenue Victor Hugo	51 West 52nd Street
75116 Paris, France	New York, NY 10019
+ 33 1 45 02 19 19	(212) 403 1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices of Communication)

May 29, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 7 Pages)

CUSIP No. 153435102	13D	(Page 2 of 7 Pages)

1	NAME OF REPORTING PERSON Mark Kaufman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Dual citizen of Russian Federation and Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,039,103
	8	SHARED VOTING POWER 1,078,446
	9	SOLE DISPOSITIVE POWER 6,039,103
	10	SHARED DISPOSITIVE POWER 1,078,446
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,117,549
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0% *
14	TYPE OF REPORTING PERSON (see instructions) IN

*	This calculation is based on 78,842,022 shares of common stock, par value $0.01 per share, outstanding as of May 8, 2012, as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012, filed on May 10, 2012.

CUSIP No. 153435102	13D	(Page 3 of 7 Pages)

1	NAME OF REPORTING PERSON W & L Enterprises Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,078,446
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,078,446
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,078,446
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%*
14	TYPE OF REPORTING PERSON (see instructions) CO

*	This calculation is based on 78,842,022 shares of common stock, par value $0.01 per share, outstanding as of May 8, 2012, as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012, filed on May 10, 2012.

Explanatory Note

This Amendment No. 7 to Schedule 13D (this “Amendment No. 7”) is being filed by Mr. Mark Kaufman (“Kaufman”) and W & L Enterprises Ltd (“W&L”, and together with Kaufman, the “Reporting Persons”) and relates to the shares of common stock, par value $0.01 per share (“Common Shares”), of Central European Distribution Corporation, a corporation organized under the laws of the State of Delaware (the “Issuer”). This Amendment No. 7 amends the Schedule 13D filed by the Reporting Persons with the United States Securities and Exchange Commission (the “SEC”) on August 29, 2011, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the SEC on September 12, 2011, Amendment No. 2 to Schedule 13D filed by the Reporting Persons with the SEC on December 9, 2011, Amendment No. 3 to Schedule 13D filed by the Reporting Persons with the SEC on February 21, 2012, Amendment No. 4 to Schedule 13D filed by the Reporting Persons with the SEC on March 14, 2012, Amendment No. 5 to Schedule 13D filed by the Reporting Persons with the SEC on April 13, 2012 and Amendment No. 6 to Schedule 13D filed by the Reporting Persons with the SEC on May 10, 2012 (as so amended, the “Existing Schedule 13D”). Capitalized terms used in this Amendment No. 7 but not otherwise defined herein shall have the meanings ascribed to them in the Existing Schedule 13D. Except as specifically amended hereby, items in the Existing Schedule 13D remain unchanged.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Existing Schedule 13D is amended and supplemented by adding at the end thereof the following new paragraph:

As set forth under Item 5, on May 29, 2012, Kaufman acquired an aggregate of 40,099 Common Shares in open market purchases effected by broker-dealers for an aggregate consideration of $163,496, including brokers’ commissions and fees. The source of funding for such market purchases was the personal funds of Kaufman.

Item 4.	Purpose of Transaction

Item 4 of the Existing Schedule 13D is amended and supplemented by adding between the seventh and eighth paragraphs thereof the following new paragraph:

On May 18, 2012, Kaufman purchased through his broker-dealer $7,000,000 in principal value of the Issuer’s 9.125% Senior Secured Notes due December 1, 2016 (“Dollar Senior Secured Notes”) for a total price of $5,213,935. On May 22, 2012, Kaufman purchased through his broker-dealer $3,000,000 in principal value of the Issuer’s Dollar Senior Secured Notes for a total price of $2,236,067. On May 29, 2012, Kaufman purchased through his broker-dealer $3,700,000 in principal value of the Issuer’s Dollar Senior Secured Notes for a total price of $2,608,504 and €1,000,000 in principal value of the Issuer’s 8.875% Senior Secured Notes due December 1, 2016 (“Euro Senior Secured Notes” and together with the Dollar Senior Secured Notes, the “Senior Secured Notes”) for a total price of €701,250. Kaufman acquired the foregoing Senior Secured Notes for investment purposes.

Item 5.	Interests in Securities of the Issuer

Item 5 of the Existing Schedule 13D is amended and supplemented by replacing the first four paragraphs thereof with the following:

(a), (b)

Based on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012, filed with the SEC on May 10, 2012, there were 78,842,022 Common Shares outstanding as of May 8, 2012.

Based on the foregoing, the 7,117,549 Common Shares beneficially held by the Reporting Persons represent approximately 9.0% of the Common Shares issued and outstanding.

Kaufman holds sole power to vote, or to direct the vote, and sole power to dispose, or to direct the disposition, with respect to 6,039,103 Common Shares, representing approximately 7.7% of the Common Shares issued and outstanding. As shareholder and director of W&L Kaufman may be deemed to have shared power to vote, or direct the vote, and shared power to dispose, or to direct the disposition, with respect to 1,078,446 Common Shares held by W&L.

W&L holds shared power to vote, or to direct the vote, and shared power to dispose, or to direct the disposition, with respect to 1,078,446 Common Shares, representing approximately 1.4% of the Common Shares issued and outstanding.

Item 5 of the Existing Schedule 13D is further amended and supplemented by adding the following disclosure to paragraph (c) thereof:

(c) Except for the transactions set forth below, all of which were effected for the account of the respective Reporting Person by broker-dealers in the open market, no Reporting Person has effected any transaction with respect to the Common Shares since the Reporting Persons filed Amendment No. 6 to Schedule 13D with the SEC on May 10, 2012:

Reporting Person	Trade Date	Buy or Sell	Number of Shares	Price per Share
Kaufman	May 29, 2012	Buy	40,099	$4.0372

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Item 6 of the Existing Schedule 13D is amended and restated in its entirety to read as follows:

Except as otherwise expressly set forth in this Statement on Schedule 13D with respect to the Common Shares and the Senior Secured Notes, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 30, 2012

/s/ Mark Kaufman
Mark Kaufman

W & L ENTERPRISES LTD

By:	/s/ Mark Kaufman
Name:	Mark Kaufman
Title:	Director

By:	/s/ Olga Kuritsyna
Name:	Olga Kuritsyna
Title:	Director